

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 28, 2012

Via E-mail
Craig M. Bernfield
Chief Executive Officer
Aviv REIT, Inc.
303 West Madison Street
Suite 2400
Chicago, IL 60606

> **Re:** **Aviv REIT**
> **Confidential Draft Registration Statement on Form S-11**
> **Submitted October 31, 2012**
> **CIK No. 0001499686**

Dear Mr. Bernfield:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

General

1. Please update the financial statements and other financial information within your prospectus pursuant to Rule 3-12 of Regulation S-X.

2. You disclose several property acquisitions beginning on page F-15 of your filing and on page F-96. Please tell us how you determined it was not necessary to provide Rule 3-14 financial statements and Article 11 pro forma financial information for these acquisitions. Additionally, your response should address acquisitions subsequent to June 30, 2012. To the extent you determine it is appropriate to include Article 11 pro forma financial information, please utilize pro forma net income for the fiscal year ended December 31, 2011 as the starting point for reconciling cash available for distribution within your Distribution Policy disclosures.

3.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

4.   Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. Clearly mark the specific language in the supporting materials that supports each statement. Further, please confirm to us that third party industry and market data included in the registration statement was not commissioned by the registrant or the underwriters.

Presentation of Non-GAAP Financial Information, page iii

5.   We note that you utilize the non-GAAP financial measures as important supplemental measures of your operating performance and liquidity. As the reconciliations of such measures are only to Net income, please amend to include reconciliations to Net cash provided by operating activities. Alternatively, you may eliminate the statement that such performance measures are important in assessing your liquidity, or tell us why you continue to believe such measures are important in assessing your liquidity.

Presentation of Portfolio Metrics, page iv

6.   In the definition of EBITDARM, please revise to clarify who is charged management fees by the operator.

Risk Factors, page 15

Possible changes in the acuity profile of our operators' residents…, page 22

7.   Please define "acuity profile."

The bankruptcy, insolvency or financial deterioration…, page 22

8.   To the extent re-tenanting your properties is more difficult than re-tenanting a traditional office property, please revise to address this risk.

Factors Affecting Our Business and the Business of Our Operators, page 22

9.   Please include a discussion of trends over the last few years in key operating statistics, such as EBITDARM and EBITDAR coverage, or tell us why you do not believe this is appropriate.

Distribution Policy, page 35

10.   We note that you include incremental rent from acquisitions during the twelve months ended June 30, 2012 and annualized rent from acquisitions and development completed subsequent to June 30, 2012. Please also provide an adjustment to include the estimated additional operating and other related costs for such acquired and developed properties used to determine your estimated cash available for distribution. To the extent that the incremental operating expenses related to acquisitions and development are not material, please tell us the amount and disclose this fact.

11.   Please tell us the reasons for the adjustments for the indemnity expense and earnout accretion in footnotes 10 and 11. Please also provide equivalent disclosure. We may have further comments.

12.   We note your disclosures indicating that you expect the investing of significant capital into existing properties to be a consistent and growing part of your business. Please revise footnote 14 to provide the amount of recurring capital expenditures consistent with a three-year historical average, or anticipated recurring capital expenditures over the next 12 months if above your historical average, used in determining estimated cash available for distribution.

13.   Please revise your distribution table to adjust for rental revenue related to leases expiring in the next twelve months. You may also adjust for an assumed releasing of these properties based on your historical renewal rate. To the extent that you assume lease renewals, you must also adjust for tenant improvements and leasing commissions.

14.   Please revise footnote 15 to break out the amounts assumed for scheduled principal amortization from any other amounts. Please do not make adjustments for assumed financing on any recurring capital expenditures included in footnote 14.

15.   Please revise the table to show the surplus/shortfall and distribution ratio excluding OP unit distributions or confirm to us that this change would not impact the distribution ratio.

Dilution, page 40

16.   Please provide to us your calculation of net tangible book value.

Selected Financial Data, page 41

17.   Please include disclosure herein to reflect periods prior to September 17, 2010 represent the results of operations and financial condition of Aviv Healthcare Properties Limited Partnership, as predecessor to Aviv REIT, Inc., consistent with your disclosures elsewhere in the prospectus.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 44

Results of Operations, page 50

18.   In your period-to-period revenue comparisons, please specify the increase in revenues attributable to increased rents and/or occupancy on same store properties.

Liquidity and Capital Resources, page 54

19.   For each period presented, please disclose the total amount of capitalized internal costs during each fiscal year related to your existing properties, your other development projects, and your leasing of real estate. Further, please specifically quantify the amount of salaries capitalized in each category.

Our Industry, page 65

20.   Please provide definitions for any defined terms. For example, please define ADL, IRF and LTACH.

Business, page 71

21.   We note that you were formed in 2010 and refer to your statement that you have been in the business of investing in skilled nursing facilities for overs thirty years, including through your predecessors. Please identify any predecessors going back at least five years. Refer to Item 101(a) of Regulation S-K.

Our Portfolio, page 74

22.   We note that your portfolio consists of 250 properties, including 221 skilled nursing facilities. Please identify the property types represented by the other 29 properties.

23.   Please provide occupancy rate and average effective annual rental per square foot or unit for each of the last five years, or tell us why this item requirement is inapplicable. Refer to Item 15 of Form S-11.

24.   Please describe how you monitor the credit quality of your tenants.

Lease Expiration, page 78

25.   Please expand your table to include lease expirations for each of the next ten years. Refer to Item 15(f) of Form S-11.

Legal Proceedings, page 83

26.   Please update the status of the declaratory judgment motion.

Management, page 84

Composition of the Board after this Offering, page 86

27.   Please identify which existing directors intend to resign immediately prior to effectiveness and clarify how many members the board will have after the offering.

28.   Please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Messrs. Bobins and Perks should serve as directors. Refer to Item 401(e) of Regulation S-K.

Executive Compensation, page 93

29.   Please tell us why you have included compensation information for only two named executive officers.

Director Compensation, page 95

30.   We note that you intend to have a director compensation plan in place prior to consummation of the offering. Please describe the terms of the plan in a future amendment.

Description of Indebtedness, page 103

New Revolving Credit Facility, page 104

31.   To the extent that any relevant terms of the new revolving credit facility, or other material borrowings entered into or modified prior to effectiveness, are known although not

finalized, please provide such material terms including amounts available, related interest rates, maturity dates, collateral requirements (if any), and any other material terms.

Description of Capital Stock, page 105

Common Stock, page 105

32.   Please reconcile your disclosures for the following:

   a. Disclosure herein indicating that no cash dividends have been declared with respect to your common stock during the years ended December 31, 2011 or 2010, of during the six months ended June 30, 2012;

   b. Dividends to stockholders of approximately $25.3 million and $6.1 million for the fiscal years ended December 31, 2011 and 2010, respectively, as disclosed on the Consolidated Statements of Changes in Equity for Aviv REIT, Inc. and Subsidiaries;

   c. Cash dividends to stockholders of approximately $23.6 million for the fiscal year ended December 31, 2011 as disclosed on the Consolidated Statements of Cash Flows for Aviv REIT, Inc. and Subsidiaries.

Aviv REIT, Inc. Financial Statements as of and for the fiscal year ended December 31, 2011

Consolidated Statement of Cash Flows, page F-6

33.   Please revise to separately disclose capital expenditures related to existing properties and capital expenditures related to other developments. Additionally, if material, separately detail expenditures for capital improvements by property. Please also apply such disclosure to the consolidated statement of cash flows of your Operating Partnership.

34.   Please tell us how you have complied with paragraph 8 of ASC 230-10-45, or tell us how you determined it was appropriate to present secured loan receivables received from (funded to) others on a net basis.

Notes to Consolidated Financial Statements of Aviv REIT, Inc.

2. Summary of Significant Accounting Policies, page F-9

Secured Loan Receivables, page F-12

35.   Please tell us how you have considered SAB 6L, ASC 450-20, and paragraphs 34 through 36 of ASC 310-10-35 in determining your secured loan receivable reserves.

3. Rental Property Activity, page F-15

36.   Please tell us how you determined it was appropriate to exclude acquisition related costs from your pro forma results. Within your response, please reference the authoritative accounting literature relied upon.

4. Secured Loan Receivables, page F-19

37.   Please tell us how you have complied with the disclosure requirements in ASC 310-10-50.

6. Lease Intangibles, page F-20

38.   We note you have acquired properties with in-place leases. Please tell us how you determined it was not appropriate to allocate a portion of the purchase price to 'in-place lease assets' for the acquisitions prior to the last day of 2011.

39.   Please tell us why you wrote off lease intangibles during 2010 and 2011.

15. Concentration of Credit Risk, page F-30

40.   Please revise your filing to update the summary of unaudited financial information for your significant lessees as of and for the year ended December 31, 2011, or advise.

Aviv Healthcare Properties Limited Partnership and Subsidiaries Financial Statements as of and for the fiscal year ended December 31, 2011

Notes to Consolidated Statements, page F-46

8. Partnership Equity and Incentive Program, page F-61

41.   Please reconcile the amount of distributions to the Partnership's partners to the amounts per your consolidated statements of changes in equity for all fiscal years presented. Please also provide reconciliations for your interim financial information as well.

18. Condensed Consolidating Information, page F-69

42.   Please tell us how you complied with Rule 5-04 of Regulation S-X, or tell us how you determined it was not necessary to provide a detail of cash used in investing activities.

Aviv REIT, Inc. Financial Statements as of and for the three and six months ended June 30, 2012

Notes to Consolidated Statements, page F-90

3. Rental Property Activity, page F-96

43.   Please enhance your disclosure to include a discussion of when you cease interest capitalization.

12. Commitments and Contingencies, page F-105

44.   With respect to your dispute with a small number of limited partners, please tell us how your disclosure complies with ASC 450-20-50.

45.   We note your disclosure that you do not believe that the result of any of these other matters will have a material adverse effect on your business, operating results, or financial position. Please tell us and revise your filing to address whether or not you believe these other matters will have a material adverse effect on your liquidity as well.

Part II. Item 33, page II-1

46.   Please provide a more detailed explanation of the exemption relied upon and your basis for such reliance for (3).

Item 36. Financial Statements and Exhibits, page II-3

47.   Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review. In addition, we note the exhibit list includes "form of" agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement.

General

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

       You may contact Mark Rakip, Staff Accountant, at (202) 551-3575 or Jennifer Monick, Staff Accountant, at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3852 with any other questions.

                Sincerely,

                /s/ Michael McTiernan

                Michael McTiernan
                Assistant Director

cc: Robert L. Verigan
       Sidley Austin LLP